Exhibit 99

[DELPHI AUTOMOTIVE SYSTEMS LOGO]

DELPHI EARNINGS INCREASE 9 PERCENT TO $148 MILLION IN THIRD QUARTER

Year-over-year Margin Improvement every Quarter Since IPO

Mobile MultiMedia Product Line Sales up 777% Over Prior Year

TROY, Mich. — Delphi Automotive Systems (NYSE: DPH) today reported third quarter 2000 consolidated earnings of $148 million, or $0.26 earnings per share, in line with analyst consensus estimates. This represents a 9 percent increase in earnings over the same period last year.

      “We continue to see improved margins in our operations as we aggressively manage our portfolio, exiting more than $125 million of low-margin business in the third quarter,” said Alan S. Dawes, Delphi Chief Financial Officer. “Additionally, Delphi Manufacturing System implementation continues to generate results as we utilize lean practices and improve capital efficiency at our manufacturing facilities worldwide.”

      Sales to customers other than General Motors rose to $2.0 billion, or 30 percent of total sales, representing a 15 percent increase over the third quarter of 1999 on a comparable basis. Net income margin reached 2.2 percent, up from 2.0 percent for the same period last year. Gross and operating margins also increased. Quarterly net sales were $6.6 billion, down 2 percent from the same period last year. Dawes attributed the sales reduction to exited businesses, price reductions, foreign currency fluctuations and a slight softening of new vehicle and aftermarket demand in North America and Europe.

      “Today’s results mark the seventh consecutive quarter since our IPO that we have achieved solid financial performance,” said J.T. Battenberg III, Delphi chairman, chief executive officer and president. “We continue to deliver on the targets established at our independence to produce long-term value for our shareholders. We remain focused on targets of 5 percent net income margin by the end of 2002, year-over-year non-GM sales growth of more than 10 percent and return on net assets of 12.5 percent, while generating operating cash flow of $1.5-2.0 billion per year.”

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      Aggressive Growth Initiatives

      Growth in Delphi’s Mobile MultiMedia (MMM) product line continued strong with $114 million in sales in the third quarter, representing a 777 percent increase over the third quarter of 1999, and a 97 percent increase over second quarter 2000 results. The previous target for 2000 MMM sales was estimated at $200 million, but based on higher than expected sales year-to-date, Delphi now anticipates the total could approach $300 million.

      New Business

      Delphi’s customer-differentiating technologies continue to generate new business bookings. Major contracts* announced during the quarter include:

•	Renault chose Delphi to provide advanced climate control technology for all versions of its next-generation Laguna model, expected to go on sale in Europe by early 2001. The expected lifetime value of the contract is more than $550 million.

•	Jaguar selected Delphi’s Passive Occupant Detection System (PODS), the first and only weight-sensing system of its kind to reach the market. This technology will be standard equipment on the 2001 Jaguar XK sports car series.

•	Delphi won a contract to supply significant electrical wiring content to Volvo Truck Corporation in Europe. The programs include commercial trucks of 16 tons and greater, and have expected annual volumes in excess of 40,000 units.

•	Volkswagen do Brasil selected Delphi to provide its Compact Variable Compressor for the VW Gol. The expected lifetime value of the contract is worth more than $40 million when full production is reached in 2002.

•	Delphi will supply its E•STEER™ Electric Power Steering System to Volkswagen for its Lupo 3L TDI model, arriving in Europe this autumn.

      Other Highlights

      Delphi announced the formation of a majority-owned joint venture with Ashimori Industry Co., Ltd. to jointly pursue seat belt business growth. The venture will focus on new and existing opportunities in the North American, South American and European seat belt systems markets.

      About Delphi

      Multi-national Delphi Automotive Systems, with headquarters in Troy, Mich., USA, Paris, Tokyo and São Paulo, Brazil, is a world leader in mobile electronics and transportation components and systems technology. Delphi’s three business sectors — Dynamics & Propulsion; Safety, Thermal & Electrical Architecture; and Electronics & Mobile Communication — provide comprehensive product solutions to complex customer needs. Delphi has approximately 216,000 employees and operates 184 wholly owned manufacturing sites, 44 joint ventures, 53 customer centers and sales offices and 31 technical centers in 40 countries. Delphi can be found on the Internet at www.delphiauto.com.

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*Delphi does not disclose the details of all contracts due to customer confidentiality.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Delphi and its representatives may periodically make written or oral statements that are “forward-looking,” including statements included in this release and other filings with the Securities and Exchange Commission and in reports to our stockholders. All statements which address operating performance, events or developments that we expect or anticipate may occur in the future, including statements relating to volume growth, awarded sales contracts and earnings per share growth or statements expressing general optimism about future operating results, are forward-looking statements. These statements are made on the basis of management’s views and assumptions; as a result, there can be no assurance that management’s expectations will necessarily come to pass. Principal important factors, risks and uncertainties which may cause actual results to differ from those expressed in forward-looking statements set forth in this release include our ability to increase non-GM sales and achieve the labor benefits expected from our separation from GM; potential: increases in our warranty costs; changes in economic conditions; exchange rates or political environment in the markets in which we operate; financial or market declines of our customers; labor disruptions or material shortages; the level of competition in the automotive industry; changes in laws or regulations pertaining to the automotive industry; our ability to realize costs savings expected to offset price reductions; changes in technology and technological risks; our ability to protect and assert patent and other intellectual property rights; and other factors, risks and uncertainties discussed in the Delphi Automotive Systems Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and other filings with the Securities and Exchange Commission. Delphi does not intend or assume any obligation to update any of these forward-looking statements.

Editor’s Note: Delphi Chairman, CEO and President J.T. Battenberg III, and Chief Financial Officer, Alan S. Dawes, will co-host a media and security analysts conference call to discuss Delphi’s earnings beginning at 10 a.m. EDT today. Representatives calling from North America, including Canada and Mexico, should call (800) 633-8470; if calling from outside North America dial (212) 346-0330 to participate. Ask to be connected to the Delphi Automotive Systems conference call.

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HIGHLIGHTS – Three months ended September 30, 2000 vs. three months ended September 30, 1999 comparison

	Three Months Ended
	September 30,

	2000	1999

	(in millions, except per share
	amounts)

Net sales:

General Motors and affiliates	$4,682	$5,102

Other customers	1,966	1,688

Total net sales	6,648	6,790

Less operating expenses:

Cost of sales, excluding items listed below	5,773	5,980

Selling, general and administrative	420	402

Depreciation and amortization	225	202

Operating income	230	206

Less interest expense	42	34

Other income, net	48	48

Income before income taxes	236	220

Income tax expense	88	84

Net income	$148	$136

Gross margin	13.2%	11.9%

Operating income margin	3.5%	3.0%

Net income margin	2.2%	2.0%

Basic and diluted earnings per share, 560 million and 562 million shares outstanding in 2000 and 563 million and 566 million shares outstanding in 1999	$0.26	$0.24

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HIGHLIGHTS – Nine months ended September 30, 2000 vs. nine
months ended September 30, 1999 comparison

	Nine Months Ended
	September 30,

	2000		1999

	(in millions, except per share
	amounts)

Net sales:

General Motors and affiliates	$15,844		$16,941

Other customers	6,386		5,001

Total net sales	22,230		21,942

Less operating expenses:

Cost of sales, excluding items listed below	18,825		18,824

Selling, general and administrative	1,289		1,180

Depreciation and amortization	686		646

Operating income	1,430	(1)	1,292

Less interest expense	127		94

Other income, net	116		115

Income before income taxes	1,419		1,313

Income tax expense	525	(1)	499

Net income	$894	(1)	$814

Gross margin	15.3%		14.2%

Operating income margin	6.4	%(1)	5.9%

Net income margin	4.0	%(1)	3.7%

Basic earnings per share, 561 million and 550 million shares outstanding, respectively in 2000 and 1999.	$1.59		$1.48

Diluted earnings per share, 564 million and 551 million shares outstanding in 2000 and 1999, respectively	$1.58		$1.48

Basic and diluted earnings per share- pro forma (2)	N/A		$1.44

(1)	Excludes the impact of a one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development. Including the $51 million charge, net income was $862 million and diluted earnings per share was $1.53.

(2)	Pro forma earnings per share are presented as if the initial public stock offering of 100 million shares took place on January 1, 1999, resulting in 564 million shares outstanding (566 million on a diluted basis) during the first nine months of 1999.

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      HIGHLIGHTS – Sector financial results

Sector	Three Months Ended September 30,

			2000	1999
	2000	1999	Operating	Operating
	Sales	Sales	Income (Loss)	Income (Loss)

			(in millions)
Electronics & Mobile Communication
Mobile MultiMedia	$114	$13	$(2)	$(9)

Other Electronics & Mobile Communication	1,157	1,212	103	119

Total	1,271	1,225	101	110

Safety, Thermal & Electrical Architecture	2,242	2,445	78	62

Dynamics & Propulsion	3,280	3,267	60	46

Other	(145)	(147)	(9)	(12)

Total	$6,648	$6,790	$230	$206

Sector	Nine Months Ended September 30,

			2000	1999
	2000	1999	Operating	Operating
	Sales	Sales	Income (Loss)	Income (Loss)

			(in millions)
Electronics & Mobile Communication
Mobile MultiMedia	$204	$28	$(18)	$(24)

Other Electronics & Mobile Communication	3,850	3,946	409	472

Total	4,054	3,974	391	448

Safety, Thermal & Electrical Architecture	7,628	7,925	545	526

Dynamics & Propulsion	10,968	10,471	536 (1)	392

Other	(420)	(428)	(42)	(74)

Total	$22,230	$21,942	$1,430 (1)	$1,292

(1)	Excludes the one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development.

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HIGHLIGHTS — Liquidity and capital resources

BALANCE SHEET DATA:

	September 30,	December 31,	September 30,
	2000	1999	1999

		(in millions)
Cash and cash equivalents	$727	$1,546	$1,217

Debt	$2,838	$1,757	$1,766

Net liquidity	$(2,111)	$(211)	$(549)

Stockholders’ equity	$3,583	$3,200	$3,712

RECONCILIATION OF NET LIQUIDITY:

Net liquidity at December 31, 1999.			$(211)

Net income	894	(1)

Depreciation and amortization	686

Capital expenditures	(955)

Other, net	486

Operating cash flow less capital expenditures			1,111

Cash paid for acquisitions, net of cash acquired			(897)

Pension contributions			(1,125)

Amounts paid to GM for estimated pension and other postretirement benefit adjustments			(715)

Dividends and other non-operating			(274)

Net liquidity at September 30, 2000.			$(2,111)

(1)	Excludes the one-time, non-cash charge of $51 million ($32 million after tax) resulting from acquisition-related in-process research and development.

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